October 10, 2024

Via Edgar Transmission

Mr. Patrick Fullem / Ms. Erin Purnell

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Kandal M Venture Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 2, 2024 CIK No. 0002024656

Dear Mr. Fullem / Ms. Purnell:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 8, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted October 2, 2024

Principal Shareholders and the Selling Shareholders, page 112

1.	Please disclose if there is any family relationship between Duncan Miao and Tai Wai David Miao. Refer to Item 6.A.4 of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosure on page 112 to reflect the above.

Resale Prospectus Cover Page, page A-i

2.	Please revise to include the price of the shares sold in the firm commitment offering.

Response:  We respectfully advise the Staff that we have revised the disclosure on the Resale Prospectus Cover Page to reflect the above.

Resale Shareholders, page A-16

3.	We note the size of the resale offering compared to the size of the primary offering. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question 612.09 of the Securities Act Rule Compliance and Disclosure Interpretations.

Response:  We respectfully advise the Staff that, based on the facts and circumstances, we believe that the registration of the Class A Ordinary Shares on behalf of the Resale Shareholders is not a transaction by or on behalf of the issuer on the bases that we will not receive any proceeds from the sale of these shares by the Resale Shareholders (the “Resale Shares”) nor has any Resale Shareholder entered into an agreement with us for us to receive any of the proceeds from the sale of any of the Resale Shares.

The Resale Shares consist of:

(i)	968,750 Class A Ordinary Shares by DMD Venture Limited, being the Controlling Shareholder; and

(ii)	2,400,000 Class A Ordinary Shares by four other Resale Shareholders.

Detailed Analysis

Since June 2023, the Company has been considering its listing plan and has contemplated introducing a round of pre-IPO investors, who have strategic values to the Company and its Controlling Shareholder. These individuals have contributed to the Company’s development or possess resources to help expanding further its business operations and customer base. Below is a detailed background of the Resale Shareholders:

DMD Venture Limited

DMD Venture Limited owns 66% of the issued Shares of the Company. 55% and 45% of the issued shares of DMD Venture Limited are legally and beneficially owned by Mr. Tai Wai David Miao and Mr. Duncan Miao (“Mr. Miao”), respectively. Mr. Tai Wai David Miao is Mr. Miao’s father, and Mr. Miao is a Director and the chairman of our Board.

HMT Longevity Corporation

HMT Longevity Corporation is wholly-owned by Mr. Au Wai Ho Derric Thomas (“Mr. Au”). Mr. Au has held senior positions in the client development departments of various European brands, and possesses in-depth knowledge in marketing and public relations, particularly in respect of the luxury goods sector. By bringing Mr. Au on board as a shareholder of the Company, we believe his extensive expertise in marketing and public relations will contribute to the Company’s development.

Verde Venture Inc.

Verde Venture Inc. is wholly-owned owned by Mr. Wat Kam Len Simon (“Mr. Wat”). With over 30 years of experience in the marketing, advertising and public relations industries, Mr. Wat has held senior positions in the communications sector for a few international sportswear brands. Currently, he serves as a Vice President for a renowned luxury street brand that collaborates with global sportswear and beverage brands. By bringing Mr. Wat on board as a shareholder of the Company, we believe that his experience and wide range of network could help the Company in expanding its customer base, particularly in the Asia and China markets either through manufacturing or co-branding opportunities.

Kee Kai Hung Jonathan (“Mr. Kee”)

Mr. Kee has a robust finance background and has provided economic insights to Mr. Miao in the past years. As a Finance Director for a consulting company for designer brands, Mr. Kee has tremendous amount of exposure in setting up marketing tools for companies in different geographic locations. By bringing Mr. Kee on board as a shareholder of the Company, we believe his insights and expertise in digital marketing strategies, coupled with his proven track record in various geographical markets, will be invaluable as we work to expand our customer base and strengthen our company brand presence.

Perkins Venture Limited

Perkins Venture Limited is wholly-owned by Mr. Ip Woon Lai (“Mr. Ip”). With over 30 years of expertise in the accounting sector, Mr. Ip currently acts as a director overseeing asset management for certain Indian funds in Hong Kong. As a Certified Public Accountant, Mr. Ip possesses in-depth knowledge and expertise in capital markets and fundraising. We believe that, by bringing Mr. Ip in as a shareholder of the Company, his insights into market analysis, investor connections, internal controls, and corporate governance will be invaluable as we continue to grow.

Considerations Under 612.09 of the Securities Act Rule Compliance and Disclosure Interpretations

1.	How long the selling shareholders have held the shares: The Company has been evaluating its listing plan since June 2023 and identified the Resale Shareholders (other than DMD Venture Limited) as strategic partners and shareholders of the Company who would be able to contribute to the further development of the Company. Their pre-IPO investments with the Company were formalized on March 31, 2024 when the Company implemented its reorganization in preparation of its proposed listing.

2.	The circumstances under which the selling shareholders received the shares: The Resale Shareholders received their shares through transfers from DMD Venture Limited, the Controlling Shareholder.

3.	The selling shareholder’s relationship to the issuer: All Resale Shareholders are non-affiliates of the Company, the Controlling Shareholder and Mr. Miao, and are independent third parties.

4.	The amount of shares involved: Each Resale Shareholder holds 600,000 Class A Ordinary Shares, representing 3.75% ownership and 0.82% of voting rights prior to listing.

5.	Whether the selling shareholders are in the business of underwriting securities: None of the Resale Shareholders are engaged in underwriting securities.

6.	Whether under all of the circumstances it appears that the selling shareholders are acting as a conduit for the issuer: Based on the analysis, the Company believes that the registration of the Class A Ordinary Shares on behalf of the Resale Shareholders is not a transaction by or on behalf of the issuer and that the Resale Shareholders are not acting as conduits for the issuer.

The registration of Resale Shares is made on behalf of the Resale Shareholders at their request. The Resale shareholders are independent third parties and they have different needs.

We respectfully advise the Staff that we have revised the disclosure on page A-16 to clarify the above.

Resale Shareholders Plan of Distribution, page A-17

4.	We note your disclosure on page alt-17 that your selling shareholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully advise the Staff that it confirms its understanding that the retention by a selling shareholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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